EXHIBIT 12.01

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year-ended		Period from August 19, 2005
	December 31, 2006		(Inception) to December 31, 2005
	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers
	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital
In thousands	Trust I	LLC I	Trust	LLC I
Earnings	$—	$790	$—	$233
Add: Fixed Charges	18,502	17,712	5,588	5,355
Pre-tax earnings Before fixed charges	18,502	18,502	5,588	5,588
Fixed charges	$18,502	$17,712	$5,588	$5,355
Ratio of earnings to fixed charges	1.00	1.04	1.00	1.04